Exhibit 99.1

Date: April 29, 2016	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MAG SILVER CORP.
Dear Sir/Madam:

 We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 6, 2016
Record Date for Voting (if applicable) :	May 6, 2016
Beneficial Ownership Determination Date :	May 6, 2016
Meeting Date :	June 15, 2016
Meeting Location (if available) :	Vancouver Club 915 West Hastings Street Vancouver, B.C.
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	55903Q104	CA55903Q1046

Sincerely,

Computershare
 Agent for MAG SILVER CORP.